December 20, 2013
VIA EDGAR CORRESP SUBMISSION

David Lin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BBVA Compass Bancshares, Inc.
Form 10-12(G)
Filed November 22, 2013
File No. 000-55106

Dear Mr. Lin:
On behalf of BBVA Compass Bancshares, Inc., a Texas corporation (the “Company”), we acknowledge receipt by the Company of the letter dated December 19, 2013 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced registration statement on Form 10 of the Company.

The Company is working to respond to the Comment Letter. However, the Company has advised us that it will require additional time to consider and respond to the Staff’s comments. Accordingly, on behalf of the Company, we respectfully request an extension of ten business days to respond to the Comment Letter such that the Company would respond by January 21, 2014.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to call me at (212) 450-4077 with any questions you may have.

Very truly yours,

/s/ John B. Meade

John B. Meade

cc:	Angel Reglero
Senior Executive Vice President and Chief Financial Officer
BBVA Compass Bancshares, Inc.